MUNDOVAL FUND
GLOBAL VALUE INVESTING



# THE FUND : HOLDINGS

| Top 15 Holdings as of September 30, 2010 | |
|---|---|
| Apollo Group, Inc | 3.31% |
| AstraZeneca, PLC | 3.27% |
| Sanofi Aventis | 3.22% |
| Pfizer, Inc | 3.16% |
| Banco Santander | 3.15% |
| Wellpoint, Inc | 3.13% |
| Mastercard, Inc | 3.09% |
| Unilever PLC | 3.08% |
| Telefonica de Espana | 3.07% |
| 3M Co. | 3.03% |
| American Movil | 2.95% |
| Novartis, AG | 2.92% |
| GlaxoSmithKline, PLC | 2.91% |
| Google, Inc | 2.91% |
| Travelers, Inc. | 2.88% |

*Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

# THE FUND : SECTORS


Health Care 26.62%
Financials 19.00%
Information Technology 16.91%
Consumer Discretionary 9.11%
Industrials 8.47%
Consumer Staples 8.47%
Telecommunication Services 7.47%
Energy 2.85%
Net Cash 1.10%

| **Fund Sectors as of September 30, 2010** | |
|---|---|
| Health Care | 26.62% |
| Financials | 19.00% |
| Information Technology | 16.91% |
| Consumer Discretionary | 9.11%% |
| Industrials | 8.47%% |
| Consumer Staples | 8.47%% |
| Telecommunication Services | 7.47%% |
| Energy | 2.85%% |
| Net Cash | 1.10%% |

*Net Cash represents cash equivalents less liabilities in excess of other assets.

*Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.*